                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                      ----------------------------------

                                  FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended   December 31, 1996
                         ----------------------------------------------
                                      OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                to
                              ----------------  -----------------------

Commission file number       0-12640
                      --------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      KAYDON CORPORATION EMPLOYEE STOCK
                          OWNERSHIP AND THRIFT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              KAYDON CORPORATION
                         ARBOR SHORELINE OFFICE PARK
                             19345 U.S. 19 NORTH
                            CLEARWATER, FL  34624

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


The following documents are attached hereto as exhibits:



                                                                Page
                                                                ----
Report of Independent Public Accountants                         A

Statement of Net Assets Available for Plan Benefits as of
  December 31, 1996                                              1

Statement of Net Assets Available for Plan Benefits as of
  December 31, 1995                                              2

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1996                          3-4

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1995                           5

Notes to Financial Statements                                   6-11

Schedule I - Item 27a - Schedule of Assets Held for
  Investment Purposes as of December 31, 1996                    12

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1996                           13

Consent of Independent Public Accountants                        14

In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Kaydon Corporation Employee Stock
                                        Ownership and Thrift Plan

Date:  June 27, 1997

                                        By:  The Plan Administrative Committee
                                           -------------------------------------




                                        By:      /s/ Lawrence J. Cawley
                                           -------------------------------------
                                        Lawrence J. Cawley
                                        Chairman and Chief Financial Officer
                                        Plan Administrative Committee

                             KAYDON CORPORATION

                  EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


            FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995

                       TOGETHER WITH AUDITORS' REPORT

                  Report of Independent Public Accountants



To the Administrative Committee of
the Kaydon Corporation Employee
Stock Ownership and Thrift Plan:

We have audited the accompanying statements of net assets available for plan benefits of the KAYDON CORPORATION EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Grand Rapids, Michigan
  June 11, 1997

                             KAYDON CORPORATION

                  EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


          INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                                                                Page
                                                                ----
Statement of Net Assets Available for Plan Benefits as of
  December 31, 1996                                              1

Statement of Net Assets Available for Plan Benefits as of
  December 31, 1995                                              2

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1996                          3-4

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1995                           5

Notes to Financial Statements                                   6-11

Schedule I - Item 27a - Schedule of Assets Held for Investment
  Purposes as of December 31, 1996                               12

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1996                           13



                                    -(i)-

                             KAYDON CORPORATION

                  EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           AS OF DECEMBER 31, 1996






                                                    CIGNA                                               Twentieth  Warburg Pincus
                                       CIGNA       Actively                   Fidelity     Fidelity      Century      Advisor
                                     Guaranteed    Managed       INVESCO     Growth and     Advisor     Heritage      Emerging
                                     Short-Term  Fixed Income  Total Return    Income    Equity Growth  Investors      Growth
                                        Fund         Fund          Fund         Fund         Fund         Fund          Fund
                                     ----------  ------------  ------------  ----------  -------------  ---------  --------------
ASSETS:
 Cash                                $       52   $    1,454     $  1,428    $      714     $    714     $    714    $    1,428
                                     ----------   ----------     --------    ----------     --------     --------    ----------
 Investments:
   Mutual funds                       2,854,071    1,375,151      827,628     3,861,882      432,813      181,357     3,787,717
   Kaydon Corporation common stock            -            -            -             -            -            -             -
                                     ----------   ----------     --------    ----------     --------     --------    ----------
          Total Investments           2,854,071    1,375,151      827,628     3,861,882      432,813      181,357     3,787,717
                                     ----------   ----------     --------    ----------     --------     --------    ----------
 Dividend receivable                          -            -            -             -            -            -             -
                                     ----------   ----------     --------    ----------     --------     --------    ----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                      $2,854,123   $1,376,605     $829,056    $3,862,596     $433,527     $182,071    $3,789,145
                                     ==========   ==========     ========    ==========     ========     ========    ==========

                                                       Fidelity
                                          CIGNA         Advisor
                                      International     Growth      Fidelity
                                         Equity      Opportunities  Magellan
                                          Fund           Fund         Fund    Stock Fund      Total
                                      -------------  -------------  --------  -----------  -----------
ASSETS:
  Cash                                   $    714       $      -     $     -  $        52  $     7,270
                                         --------       --------     -------  -----------  -----------
  Investments:
    Mutual funds                          247,274        208,150      69,785            -   13,845,828
    Kaydon Corporation common stock             -              -           -   16,468,720   16,768,720
                                         --------       --------     -------  -----------  -----------
          Total Investments               247,274        208,150      69,785   16,468,720   30,314,548
                                         --------       --------     -------  -----------  -----------
  Dividend receivable                           -              -           -       48,875       48,875
                                         --------       --------     -------  -----------  -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                          $247,988       $208,150     $69,785  $16,517,647  $30,370,693
                                         ========       ========     =======  ===========  ===========


        The accompanying notes are an integral part of this statement.

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           AS OF DECEMBER 31, 1995






                                                        High               Intermediate
                                         Small         Income               Government      Prime                Income
                                     Capitalization    Equity      Bond    Obligations   Obligations  Balanced  Advantage
                                          Fund          Fund       Fund        Fund         Fund        Fund      Fund
                                     --------------  ----------  --------  ------------  -----------  --------  ---------
ASSETS:
  Cash                                 $        -    $        -  $      -    $      -     $        -  $      -   $      -
                                       ----------    ----------  --------    --------     ----------  --------   --------
  Investments:
    Mutual funds                        3,064,107     2,575,644   989,318     231,077      1,787,573   525,660          -
    Common collective fund                      -             -         -           -              -         -    466,225
    Kaydon Corporation common stock             -             -         -           -              -         -          -
                                       ----------    ----------  --------    --------     ----------  --------   --------
          Total Investments             3,064,107     2,575,644   989,318     231,077      1,787,573   525,660    466,225
                                       ----------    ----------  --------    --------     ----------  --------   --------
  Dividend receivable                           -             -         -           -              -         -          -
                                       ----------    ----------  --------    --------     ----------  --------   --------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                        $3,064,107    $2,575,644  $989,318    $231,077     $1,787,573  $525,660   $466,225
                                       ==========    ==========  ========    ========     ==========  ========   ========

                                         Common
                                          Stock
                                          Fund         Total
                                       -----------  -----------
ASSETS:
  Cash                                 $       384  $       384
                                       -----------  -----------
  Investments:
    Mutual funds                                 -    9,173,379
    Common collective fund                       -      466,225
    Kaydon Corporation common stock     12,162,965   12,162,965
                                       -----------  -----------
          Total Investments             12,162,965   21,802,569
                                       -----------  -----------
  Dividend receivable                       48,993       48,993
                                       -----------  -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                        $12,212,342  $21,851,946
                                       ===========  ===========


        The accompanying notes are an integral part of this statement.

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1996







                                                CIGNA                                                Twentieth  Warburg Pincus
                                   CIGNA       Actively                   Fidelity      Fidelity      Century      Advisor
                                Guaranteed     Managed       INVESCO     Growth and      Advisor     Heritage      Emerging
                                Short-Term   Fixed Income  Total Return    Income     Equity Growth  Investors      Growth
                                   Fund          Fund          Fund         Fund          Fund         Fund          Fund
                                -----------  ------------  ------------  -----------  -------------  ---------  --------------
Contributions:
  Participants                  $  202,212    $  115,724    $105,387     $  342,084     $ 31,217     $  9,114      $  436,034
                                ----------    ----------    --------     ----------     --------     --------      ----------
Investment earnings:
  Dividends                              -             -           -              -            -            -               -
  Net appreciation in current
    value of investments           101,266        33,828      79,859        544,934       22,860       14,103         253,275
                                ----------    ----------    --------     ----------     --------     --------      ----------
                                   101,266        33,828      79,859        544,934       22,860       14,103         253,275
                                ----------    ----------    --------     ----------     --------     --------      ----------
                                   303,478       149,552     185,246        887,018       54,077       23,217         689,309
Benefit payments                  (221,156)      (71,866)    (10,454)       (76,943)      (1,663)        (585)        (63,887)
Administrative expenses             (4,090)       (2,364)       (110)          (806)        (222)           -          (3,129)
Fund transfers                   2,775,891     1,301,283     654,374      3,053,327      381,335      159,439       3,166,852
                                ----------    ----------    --------     ----------     --------     --------      ----------
          Change in net assets
            available for plan
            benefits             2,854,123     1,376,605     829,056      3,862,596      433,527      182,071       3,789,145
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year            -             -           -              -            -            -               -
                                ----------    ----------    --------     ----------     --------     --------      ----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year         $2,854,123    $1,376,605    $829,056     $3,862,596     $433,527     $182,071      $3,789,145
                                ==========    ==========    ========     ==========     ========     ========      ==========


                                                   Fidelity
                                      CIGNA         Advisor
                                  International     Growth      Fidelity
                                     Equity      Opportunities  Magellan
                                      Fund           Fund         Fund
                                  -------------  -------------  --------
Contributions:
  Participants                      $ 19,959        $ 11,781    $14,852
                                    --------        --------    -------
Investment earnings:
  Dividends                                -               -          -
  Net appreciation in current
    value of investments               6,702           6,470      4,832
                                    --------        --------    -------
                                       6,702           6,470      4,832
                                    --------        --------    -------
                                      26,661          18,251     19,684
Benefit payments                        (185)              -       (310)
Administrative expenses                 (203)            (30)      (205)
Fund transfers                       221,715         189,929     50,616
                                    --------        --------    -------
          Change in net assets
            available for plan
            benefits                 247,988         208,150     69,785
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year              -               -          -
                                    --------        --------    -------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year             $247,988        $208,150    $69,785
                                    ========        ========    =======


         The accompanying notes are an integral part of this statement.

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (Continued)




                                                                                         Intermediate
                                                   Small       High Income                Government      Prime
                                    Stock      Capitalization     Equity        Bond     Obligations   Obligations    Balanced
                                     Fund           Fund           Fund         Fund         Fund          Fund         Fund
                                 ------------  --------------  ------------  ----------  ------------  ------------  ----------
Contributions:
  Participants                   $   622,059     $         -   $         -   $       -     $       -   $         -   $       -
                                 -----------     -----------   -----------   ---------     ---------   -----------   ---------
Investment earnings:
  Dividends                          188,266               -             -           -             -             -           -
  Net appreciation in current
    value of investments           6,619,300               -             -           -             -         7,703          56
                                 -----------     -----------   -----------   ---------     ---------   -----------   ---------
                                   6,807,566               -             -           -             -         7,703          56
                                 -----------     -----------   -----------   ---------     ---------   -----------   ---------
                                   7,429,625               -             -           -             -         7,703          56
Benefit payments                    (814,685)              -             -           -             -             -           -
Administrative expenses               (4,384)              -             -           -             -             -           -
Fund transfers                     9,907,091      (3,064,107)   (2,575,644)   (989,318)     (231,077)   (1,795,276)   (525,716)
                                 -----------     -----------   -----------   ---------     ---------   -----------   ---------
  Change in net assets
    available for plan benefits   16,517,647      (3,064,107)   (2,575,644)   (989,318)     (231,077)   (1,787,573)   (525,660)

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year              -       3,064,107     2,575,644     989,318       231,077     1,787,573     525,660
                                 -----------     -----------   -----------   ---------     ---------   -----------   ---------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year          $16,517,647     $         -   $         -   $       -     $       -   $         -   $       -
                                 ===========     ===========   ===========   =========     =========   ===========   =========


                                    Income       Common
                                  Advantage       Stock
                                     Fund         Fund          Total
                                  ----------  -------------  ------------
Contributions:
  Participants                    $       -   $          -   $ 1,910,423
                                  ---------   ------------   -----------
Investment earnings:
  Dividends                               -              -       198,172
  Net appreciation in current
    value of investments              2,147              -     7,687,429
                                  ---------   ------------   -----------
                                      2,147              -     7,885,601
                                  ---------   ------------   -----------
                                      2,147              -     9,796,024
Benefit payments                          -              -    (1,261,734)
Administrative expenses                   -              -       (15,543)
Fund transfers                     (468,372)   (12,212,342)            -
                                  ---------   ------------   -----------
  Change in net assets
    available for plan benefits    (466,225)   (12,212,342)    8,518,747

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year       466,225     12,212,342    21,851,946
                                  ---------   ------------   -----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year           $       -   $          -   $30,370,693
                                  =========   ============   ===========



        The accompanying notes are an integral part of this statement.

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1995




                                                                      High                  Intermediate
                                        Common         Small         Income                  Government      Prime
                                        Stock      Capitalization    Equity        Bond     Obligations   Obligations  Balanced
                                         Fund           Fund          Fund         Fund         Fund         Fund        Fund
                                     ------------  --------------  ----------   ----------  ------------  -----------  --------
Contributions:
  Participants                       $   564,634      $  453,464   $  356,760   $ 143,958     $  25,671   $  156,752   $106,690
                                     -----------      ----------   ----------   ---------     ---------   ----------   --------
Investment earnings:
  Interest and dividends                 243,115         340,003      120,283      58,956        21,331       74,546     33,984
  Net appreciation in current value
    of investments                     2,582,139         487,845      402,709      91,965        27,650            -     44,394
                                     -----------      ----------   ----------   ---------     ---------   ----------   --------
                                       2,825,254         827,848      522,992     150,921        48,981       74,546     78,378
                                     -----------      ----------   ----------   ---------     ---------   ----------   --------
                                       3,389,888       1,281,312      879,752     294,879        74,652      231,298    185,068
Benefit payments                        (699,695)       (178,879)    (187,276)   (141,969)     (108,096)    (355,299)   (27,751)
Administrative expenses                  (21,117)         (3,033)      (3,563)     (1,385)         (842)      (4,273)    (1,068)
Fund transfers                          (328,621)       (194,016)       4,769      10,298      (231,973)     602,818     90,115
                                     -----------      ----------   ----------   ---------     ---------   ----------   --------

          Change in net assets
            available for plan
            benefits                   2,340,455         905,384      693,682     161,823      (266,259)     474,544    246,364

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year          9,871,887       2,158,723    1,881,962     827,495       497,336    1,313,029    279,296
                                     -----------      ----------   ----------   ---------     ---------   ----------   --------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year              $12,212,342      $3,064,107   $2,575,644   $ 989,318     $ 231,077   $1,787,573   $525,660
                                     ===========      ==========   ==========   =========     =========   ==========   ========



                                        Income
                                       Advantage
                                         Fund        Total
                                       ---------  -----------
Contributions:
  Participants                         $ 74,447   $ 1,882,376
                                       --------   -----------
Investment earnings:
  Interest and dividends                 24,872       917,090
  Net appreciation in current value
    of investments                            -     3,636,702
                                       --------   -----------
                                         24,872     4,553,792
                                       --------   -----------
                                         99,319     6,436,168
Benefit payments                        (38,080)   (1,737,045)
Administrative expenses                    (829)      (36,110)
Fund transfers                           46,610             -
                                       --------   -----------

          Change in net assets
            available for plan
            benefits                    107,020     4,663,013

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year           359,205    17,188,933
                                       ------- -  -----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year                $466,225   $21,851,946
                                       ========   ===========

        The accompanying notes are an integral part of this statement.

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


                        NOTES TO FINANCIAL STATEMENTS






(1)  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

       The financial statements of the Kaydon Corporation Employee
         Stock Ownership and Thrift Plan (the "Plan") are presented on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is based on the quoted market price.

       Effective January 1, 1996, the Company changed trustees from First of

         America Investment Corporation to CG Trust Company (a CIGNA company). As a result, the Plan assets were transferred into funds with comparable investment options administered by Connecticut General Life Insurance Company (a CIGNA company).

       In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Fidelity Investments, Warburg Pincus Funds, INVESCO Funds Group, Inc. and Twentieth Century Investors, Inc. Plan assets are invested in a CIGNA Separate Account (measured in units) which holds investments in funds offered by these alliance companies.

       The investment funds offered by CIGNA through the CIGNA
         Separate Account do not pay dividends or interest, nor do they produce realized or unrealized gains. Rather, the plan participates in investment earnings through an increase or decrease in the unit values of each fund. As a result, the funds' investment earnings are reported as net appreciation in the Statement of Changes in Net Assets Available for Plan Benefits, except for the Stock Fund in which the participants have a direct interest in the underlying stock.

       Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

(2)  DESCRIPTION OF THE PLAN

       The following description of the major provisions of the Plan, a defined contribution plan, is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)






(2)  DESCRIPTION OF THE PLAN, continued

       Eligibility requirements - All employees of Kaydon Corporation and subsidiaries (the "Company" or "Employer"), excluding employees of its Electro-Tec Corporation, Seabee Corporation, Victor Fluid Power Company and foreign subsidiaries, who are 21 years of age and have completed at least 500 hours of service during a six-month period are eligible to participate in the Plan on the January 1st, April 1st, July 1st, and October 1st coincident with or immediately following such six-month period.

       Contributions - Participants may authorize the Employer to make salary deferral contributions on their behalf of not less than 1% nor more than 15% of their compensation, not to exceed the limitations established by the Internal Revenue Code (the "Code"). In addition, the Employer may contribute to the Plan for each plan year an amount approved by the Board of Directors. There were no discretionary employer contributions in 1996 or 1995.

       Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the Company's contributions, forfeitures, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

       Vesting - Participants have a nonforfeitable right to their contributions and any earnings thereon. Discretionary employer contributions vest over a seven year period in annual increments ranging from ten to twenty percent.

       A participant who terminates employment due to death, disability or normal retirement shall be 100% vested in their entire discretionary employer contributions.

       Forfeitures - A participant forfeits the unvested portion of their discretionary employer contributions upon five consecutive breaks in service (a single break in service defined as a plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce employer discretionary contributions.

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)






(2)  DESCRIPTION OF THE PLAN, continued

       Investment of participant accounts - During 1996, plan participants directed the investment of their account balances in the following 11 investment options:

         The CIGNA Guaranteed Short-Term Fund invests in a portfolio of high quality money market instruments with a guarantee of principal and interest, including U.S. Treasury securities, U.S. Government securities, certificates of deposit, time deposits, repurchase agreements, and commercial paper issued by major domestic and foreign corporations.

         The CIGNA Actively Managed Fixed Income Fund invests in a portfolio of predominately high quality corporate and Government fixed income securities including issues of the U.S. Government and its Agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

         The INVESCO Total Return Fund invests in combination of equity nd fixed income securities including common stock and securities that are convertible into common stock, issues of the U.S. Government and its Agencies, and investment-grade corporate debt obligations.

         The Fidelity Growth and Income Fund invests in equity securities of domestic and foreign companies including preferred stocks and investment-grade debt instruments, and all types of foreign securities.

         The Fidelity Advisor Equity Growth Fund invests primarily in the common and preferred stock and securities convertible into the common stock of companies of all sizes with above-average growth characteristics. The Fund may also invest in foreign securities.

         The Twentieth Century Heritage Investors Fund invests primarily in common stocks of small to medium-sized companies. The Fund may also invest in the securities of foreign companies, primarily in developed markets.

         The Warburg Pincus Advisor Emerging Growth Fund invests in equity securities of small to medium-sized domestic companies with emerging or renewed growth potential. The Fund may also invest in foreign securities, investment-grade debt securities and domestic and foreign short-term or medium-term money market obligations.

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)






(2)  DESCRIPTION OF THE PLAN, continued

         The CIGNA International Equity Fund invest primarily in non-U.S. stocks in European, Australian and Far East stock markets. The Fund may also invest in U.S. and non-U.S. cash equivalents.

         The Fidelity Advisor Growth Opportunities Fund invests primarily in common stocks and securities convertible into common stock. The Fund may also invest in other securities such as preferred stocks and bonds that may produce capital growth, and securities of foreign companies.

         The Fidelity Magellan Fund invests primarily in common stocks and securities convertible into common stock. The Fund may invest in securities of domestic, foreign and multinational issuers.

         The Stock Fund invests solely in Kaydon Corporation Common
           Stock.

       During 1995, plan participants directed the investment of their account balances in eight investment options. All but the Common Stock and Income Advantage Funds are part of the Parkstone group of mutual funds.

         The Common Stock Fund invests solely in Kaydon Corporation
           Common Stock.

         The Small Capitalization Fund invests primarily in a diversified portfolio of common stocks and securities convertible into common stocks of small and medium sized companies.

         The High Income Equity Fund invests primarily in stocks and securities with fixed maturity dates and interest rates.

         The Bond Fund invests in a portfolio of medium and high-grade debt securities with fixed maturity dates and interest rates.

         The Intermediate Government Obligations Fund invests primarily in U.S. Government securities with remaining maturities of twelve years or less.

         The Prime Obligations Fund invests primarily in short-term obligations issued by the U.S. Government, high quality money market instruments and corporate promissory notes.

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)






(2)  DESCRIPTION OF THE PLAN, continued

         The Balanced Fund invests in common stocks of U.S.
           companies with market capitalization of $1 billion and greater, bonds of U.S. government agencies, mortgage-related bonds and corporate bonds.

         The Income Advantage Fund invests primarily in guaranteed investment contracts, bank investment contracts and commercial paper.

       Payment of benefits - Benefits are paid in the form of a lump-sum payment via distribution of the Company's common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in the stock fund. Benefits for participants in other funds are paid in cash. The payment date generally will not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable.

       Administrative expenses - Although not required to do so, the Employer paid certain administrative expenses of the Plan during 1996 and 1995. The remaining expenses were paid for out of Plan assets by CG Trust Company.

       Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

       Plan termination - The Employer has the right under the provisions of the Plan to terminate the Plan, although it has not expressed an intent to do so. In the event of the termination of the Plan or a complete discontinuance of contributions to the Plan, each participant shall have a nonforfeitable interest in the entire amount credited to his separate account in the trust fund; and, after providing for the payment of all debts and administrative expenses, the amounts standing to such participants' credit shall be distributed to such participants in accordance with the Plan and the Internal Revenue Code.

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)






(3)  TRUST FUND

       A trust fund is maintained by the trustee for all purposes of the Plan, and the monies and other assets thereof are held, administered, invested and distributed in accordance with its terms, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries.

(4)  RELATED PARTY TRANSACTIONS

       Plan investments include interests in mutual funds managed by Connecticut General Life Insurance Company (a CIGNA company).
         CG Trust Company (a CIGNA company) is the trustee as defined by the Plan.

(5)  TAX STATUS

       The Internal Revenue Service issued a determination letter dated April 4, 1996, stating that the Plan was in accordance with applicable plan design requirements as of that date. The Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(6)  INVESTMENTS

       The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31,:


                                           1996        1995
                                       -----------  ----------

Guaranteed Short-Term Fund             $ 2,854,071  $         -
Fidelity Growth and Income Fund          3,861,882           -
Warburg Pincus Advisor Emerging
  Growth Fund                            3,787,717           -
Stock Fund                              16,468,720           -
Small Capitalization Fund                        -   3,064,107
High Income Equity Fund                          -   2,575,644
Prime Obligations Fund                           -   1,787,573
Common Stock Fund                                -  12,162,965

                                                                      SCHEDULE I

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                               EIN:  13-3186040

                              PLAN NUMBER:  002

          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           AS OF DECEMBER 31, 1996



                                                                           Current
    Identity of Issuer        Description of Investment        Cost         Value
    ------------------        -------------------------    -----------  -----------
 Mutual Funds:

 *Connecticut General Life    CIGNA Guaranteed Short-Term
    Insurance Company           Fund, 68,525 units         $ 2,854,071  $ 2,854,071

 *Connecticut General Life    CIGNA Actively Managed
    Insurance Company           Fixed Income Fund,
                                12,373 units                 1,337,554    1,375,151

 *Connecticut General Life    INVESCO Total Return Fund,
    Insurance Company           30,893 units                   748,113      827,628

 *Connecticut General Life    Fidelity Growth and Income
    Insurance Company           Fund, 108,206 units          3,324,842    3,861,882

 *Connecticut General Life    Fidelity Advisor Equity
    Insurance Company           Growth Fund, 9,221 units       405,704      432,813

 *Connecticut General Life    Twentieth Century Heritage
    Insurance Company           Investors Fund,
                                12,790 units                   166,734      181,357

 *Connecticut General Life    Warburg Pincus Advisor
    Insurance Company           Emerging Growth Fund,
                                103,151 units                3,543,410    3,787,717

 *Connecticut General Life    CIGNA International Equity
    Insurance Company           Fund, 3,783 units              239,501      247,274

 *Connecticut General Life    Fidelity Advisor Growth
    Insurance Company           Opportunities Fund,
                                4,459 units                    193,394      208,150

 *Connecticut General Life    Fidelity Magellan Fund,
    Insurance Company           701 units                       64,242       69,785
                                                           -----------  -----------
                                                            12,877,565   13,845,828
Common Stock:

 *Kaydon Corporation          Stock Fund, 349,469 shares    10,797,161   16,468,720
                                                           -----------  -----------
                                                           $23,674,726  $30,314,548
                                                           ===========  ===========

*Represents a party-in-interest

                                                                     SCHEDULE II
                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                               EIN:  13-3186040

                              PLAN NUMBER:  002


                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1996



                                             Purchases                                 Sales or Maturities
                                     --------------------------  ---------------------------------------------------------------
Identity of Issuer and                Number of      Purchase      Number of                        Cost of
Description of Investment            Transactions     Price       Transactions      Proceeds         Asset       Net Gain (Loss)
-------------------------            ------------  ------------  --------------  --------------  --------------  ---------------

*Connecticut General Life
  Insurance Company:

  CIGNA Guaranteed Short-Term Fund        73       $ 3,592,704        39         $   839,899      $  839,899      $        -
  CIGNA Actively Managed Fixed
    Income Fund                           74         1,762,555        32             421,232         421,385            (153)

  Fidelity Growth and Income Fund         91         3,534,681        29             217,733         207,612          10,121
  Warburg Pincus Advisor Emerging
    Growth Fund                           90         4,095,476        44             561,034         540,042          20,992

*First of America Investment
  Corporation:
  Parkstone Small Capitalization
    Fund                                   -                 -         1           3,064,107       2,564,187         499,920
  Parkstone High Income Equity Fund        -                 -         1           2,575,644       2,295,573         280,071
  Parkstone Prime Obligations Fund         -                 -         1           1,795,276       1,787,573           7,703
*Kaydon Corporation:
  Stock Fund                              76        13,179,764        99           3,330,344       2,359,817         970,527
  Common Stock Fund                        -                 -         1          12,212,342       5,797,022       6,415,320

* Represents a party-in-interest


NOTE: This schedule was prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 to report all transactions involving securities of the same issue which, in aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Kaydon Corporation:

     As independent public accountants, we hereby consent to the incorporation of our report dated June 11, 1997, included in this Form 11-K, into the Company's previously filed S-8 Registration Statement Numbers 2-89399 and 33-61646.


/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Grand Rapids, Michigan

June 27, 1997




                                     -14-